SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)




                        MACQUARIE INFRASTRUCTURE COMPANY LLC

                              --------------------
                                (Name of Issuer)



                  Limited Liability Company Interests, No Par Value
                     ---------------------------------------
                         (Title of Class of Securities)



                                    55608B105
                                  ------------
                                 (CUSIP Number)

                                  December 31, 2009
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)


                               Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 55608B105                                          Page 2 of 6 Pages
-------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON


    SENATOR INVESTMENT GROUP LP
-------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   |_|

                                                             (b)   |X|
-------------------------------------------------------------------------------
3)  SEC USE ONLY


-------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-------------------------------------------------------------------------------
                                5)     SOLE VOTING POWER

       NUMBER                           3,000,000
       OF                     --------------------------------------------------
       SHARES                   6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                        0
       EACH                   --------------------------------------------------
       REPORTING                7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                            3,000,000
                              --------------------------------------------------
                                8)     SHARED DISPOSITIVE POWER

                                       0
-------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   3,000,000
-------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |_|
-------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.65%
-------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-------------------------------------------------------------------------------

Schedule 13G        CUSIP No. 55608B105                     Page 3 of 6 Pages

Item 1(a).

Name of Issuer: Macquarie Infrastructure Company LLC

Item 1(b).   Address of Issuer's Principal Executive Offices:

125 West 55th Street
New York, NY 10019


Item 2(a).   Name of Persons Filing:

Senator Investment Group LP


Item 2(b).   Address of Principal Business Office or, if None, Residence:

The principal office of Senator Investment Group LP is:

1330 Avenue of the Americas
26th Floor
New York, NY 10019

Item 2(c).   Citizenship:

Senator Investment Group LP is a Delaware limited partnership


Item 2(d).   Title of Class of Securities:

Limited Liability Interests, No Par Value

Item 2(e).   CUSIP Number:

55608B105

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	     Not applicable

Schedule 13G        CUSIP No. 55608B105                     Page 4 of 6 Pages

Item 4.      Ownership.


            (a)   Amount beneficially owned:  3,000,000

            (b)   Percent of class: 6.65%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

			 3,000,000

                  (ii)  Shared power to vote or to direct the vote:

			0

                  (iii) Sole power to dispose or to direct the disposition of:
                         3,000,000

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

Senator Investment Group LP, a Delaware limited partnership, serves as investment manager to a Delaware limited partnership, two Cayman Islands limited partnerships, and a Cayman Islands company (collectively, the "Funds"), and as such, has investment discretion with respect to the Funds.

--------------
(1) Percentages are based on 45,112,604 limited liability company interests outstanding as of NOvember 4, 2009 (as set forth on the Issuer's Form 10-Q, filed on NOvember 5, 2009 with the Securities and Exchange Commission).

Schedule 13G        CUSIP No. 55608B105                     Page 5 of 6 Pages

Item 5.    [ ] Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

		The partners of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities reported herein held by the Funds in accordance with their respective ownership interests in the Funds.

	Senator Investment Group LP disclaims beneficial ownership of the securities included in this report and this report shall not be deemed an admission that Senator Investment Group LP is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.      Identification and Classification of Members of the Group.

Not applicable.

Item 9.      Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Schedule 13G        CUSIP No. 55608B105                     Page 6 of 6 Pages

                                    SIGNATURE
                                    ----------


             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of February 12, 2010


                             Senator Investment Group LP
                             By:  Edward Larmann
                                  Chief Financial Officer

                             By:   /s/  Edward Larmann
                                --------------------------------------